Exhibit 99.2

Gasel Transportation Set to Execute Aggressive Growth Plan with New Credit Facility that Adds $1.5MM of Liquidity.

05/19/2003 6:03 PM

Marietta, OH., May 19, 2003 — Gasel Transportation lines, Inc (OTCBB GSEL), a national long-distance and regional haul truckload common carrier, announced today that it had successfully closed a receivables-based line of credit agreement with Systran Financial Services Corporation, a division of Textron Financial Corporation that significantly increases the Company’s cash flow while reducing financing costs that will enable the Company to execute its previously announced aggressive acquisition and growth strategy.

The Company utilizes receivables-based lines of credit as an integral part of its financial structure to maintain liquidity and support operations and growth initiatives. The line of credit agreement with Systran Financial supersedes the Company’s previous lines with an increase of $1.5MM of available credit from $2MM to $3.5MM at significantly lower cost. Administrative costs are reduced by 60% from 0.7% to 0.3% while the interest rate on outstanding balances is set at 2 basis points (0.02%) over the prime rate.

“We are delighted that we have been able to significantly improve the terms of our receivables-based credit line and partner with Systran Financial.  The increased cash flow and reduced administrative and borrowing costs enable us to continue to pursue acquisitions within our aggressive growth strategy and should support increased shareholder value and interest from the public markets,” commented President & Chief Executive Officer, Michael Post. “Furthermore, Systran allows us to maintain control over billing and collections, which we feel will immediately and significantly reduce receivables turnover by approximately ten days as compared to previous arrangements, and further boost cash flow while containing our credit risk exposure at any given time.”

Gasel Transportation Tines, Inc., based in Marietta Ohio, with a terminal and sales offices in Columbus, Ohio, is a national long and regional haul truckload common and contract carrier, and provides logistic services throughout the continental United States and Canada. For more information about Gasel, visit the company’s web site at www.gasel.net.

This press release may make forward-looking statements, which are subject to various uncertainties and risks that could affect their outcome. Factors, which could cause or contribute to differences include, but are not limited to, economic conditions, product demand and sales, competition and competitors’ actions, and changes in the transportation industry. Please refer to the company’s 10-K, 10-Qs and other SEC filings for a more detailed discussion of the risks.

For further information please contact S. Gene Thompson, Chief Financial Offices, or Allan Blue, Director for Gasel Transportation Lines, Inc., (740) 373-6479.

SOURCE Gasel Transportation Lines, Inc.